UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Itec Environmental Group, Inc.
                                (Name of Issuer)

                          Common Stock $0.001 Par Value
                         (Title of Class of Securities)

                                    465619203
                                 (CUSIP Number)

                               Ronald M. Domingue
                   P.O. Box 2293, Winter Park, Florida, 32789
                                 (407) 312-6683
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  465619203
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
        Arbor Malone, LLC
       -------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)       |_|
                   -------------------------------------------------------------
           (b)       |_|
                   -------------------------------------------------------------
    3.  SEC Use Only
       -------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)
        WC
       -------------------------------------------------------------------------
    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)     |_|
       -------------------------------------------------------------------------
    6.  Citizenship or Place of Organization
        United States of America
       -------------------------------------------------------------------------
Number of     7.    Sole Voting Power
Shares              46,589,743(1)
Beneficially       -------------------------------------------------------------
Owned by      8.    Shared Voting Power
Each
Reporting          -------------------------------------------------------------
Person With   9.    Sole Dispositive Power
                    46,589,743
                   -------------------------------------------------------------
              10.   Shared Dispositive Power

                   -------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person
        46,589,743
       -------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)   |_|
       -------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)
        26.2%
       -------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)
        PN
        ------------------------------------------------------------------------

(1) Includes (a) 10,256,410 shares of Itec Environmental Group, Inc.'s common stock into which Arbor Malone, LLC has the right to convert the Secured Convertible Note dated August 14, 2006 and 13,333,333 shares of common stock into which Arbor Malone, LLC has the right to convert the Secured Convertible Note dated September 7, 2006, in both instances excluding interest convertible into common stock and (b) the Warrant to purchase 20,000,000 shares of common stock dated August 14, 2006 and the Warrant to purchase 3,000,000 shares of common stock dated September 7, 2006, each held by Arbor Malone, LLC. Excludes additional warrants that are issuable by Itec Environmental Group, Inc. in the event that Arbor Malone, LLC elects to exercise the conversion right under the convertible notes described above.

CUSIP No.  465619203
--------------------------------------------------------------------------------
    1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
        Ronald M. Domingue
       -------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)       |_|
                   -------------------------------------------------------------
           (b)       |_|
                   -------------------------------------------------------------
    3.  SEC Use Only
       -------------------------------------------------------------------------
    4.  Source of Funds (See Instructions)
        AF
       -------------------------------------------------------------------------
    5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)     |_|
       -------------------------------------------------------------------------
    6.  Citizenship or Place of Organization
        United States of America
       -------------------------------------------------------------------------
Number of     7.    Sole Voting Power
Shares              46,589,743(1)
Beneficially       -------------------------------------------------------------
Owned by      8.    Shared Voting Power
Each
Reporting          -------------------------------------------------------------
Person With   9.    Sole Dispositive Power
                    46,589,743
                   -------------------------------------------------------------
              10.   Shared Dispositive Power

                   -------------------------------------------------------------
    11. Aggregate Amount Beneficially Owned by Each Reporting Person
        46,589,743
       -------------------------------------------------------------------------
    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)   |_|
       -------------------------------------------------------------------------
    13. Percent of Class Represented by Amount in Row (11)
        26.2%
       -------------------------------------------------------------------------
    14. Type of Reporting Person (See Instructions)
        IN
        ------------------------------------------------------------------------

(1) Includes (a) 10,256,410 shares of Itec Environmental Group, Inc.'s common stock into which Arbor Malone, LLC has the right to convert the Secured Convertible Note dated August 14, 2006 and 13,333,333 shares of common stock into which Arbor Malone, LLC has the right to convert the Secured Convertible Note dated September 7, 2006, in both instances excluding interest convertible into common stock and (b) the Warrant to purchase 20,000,000 shares of common stock dated August 14, 2006 and the Warrant to purchase 3,000,000 shares of common stock dated September 7, 2006, each held by Arbor Malone, LLC. Excludes additional warrants that are issuable by Itec Environmental Group, Inc. in the event that Arbor Malone, LLC elects to exercise the conversion right under the convertible notes described above.

Item 1.    Security and Issuer

This statement relates to the shares of common stock, $0.0001 par value (the "Common Shares"), of Itec Environmental Group, Inc., a Delaware Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5300 Claus Road, Box 760, Riverbank, CA 95367.

Item 2.    Identity and Background

(a)-(c) This Statement is being filed by Arbor Malone, LLC ("Arbor Malone") and its manager, Ronald M. Domingue ("Domingue"). Arbor Malone and Domingue are each referred to herein as a "Reporting Person" and collectively as the "Reporting People"). Neither the present filing nor anything contained herein shall be construed as an admission that Arbor Malone constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934. Arbor Malone is a limited liability company organized under the laws of the State of Delaware and is a private investment entity that seeks appreciation of its assets for the benefit of its members. Domingue's present principal occupation is manager of Arbor Malone and management of his other private investments. Domingue is also a member of the Board of Directors of the Issuer. The business address for each Reporting Person is P.O. Box 2293, Winter Park, FL 32789.

(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Arbor Malone is a limited liability company organized under the laws of the State of Delaware. Domingue is a citizen of the United States.

Item 3.    Source and Amount of Funds or Other Consideration

Issuer and Arbor Malone entered into a Loan Agreement (the "Loan Agreement"), dated August 14, 2006, and Amendment No. 1 to Loan Agreement, dated September 7, 2006, pursuant to which Arbor Malone loaned Issuer an aggregate of $2,300,000 drawn from Arbor Malone's capital account. As consideration for the loan, Issuer issued a Secured Convertible Note, dated August 14, 2006 (the "August Convertible Note"); a Warrant to purchase 20,000,000 shares of Issuer's common stock dated August 14, 2006 (the "August Warrant"); a Secured Convertible Note, dated September 7, 2006 (the "September Convertible Note" and, together with the September Convertible Note, the "Convertible Notes"); and a Warrant to purchase 3,000,000 shares of Issuer's common stock , dated September 7, 2006 (the "September Warrant" and, together with the August Warrant, the "Loan Warrants"). Any time prior to the maturity date, the unpaid principal and interest under the Convertible Notes are convertible into Common Stock at the election of Arbor Malone at a conversion price of $0.0975 per share (subject to adjustment as specified therein). The Loan Warrants have a term of four (4) years from the date of issuance and are exercisable at a price of $0.12 per share (subject to adjustment as specified in the Loan Warrants). In addition, pursuant to the Loan Agreement, the Issuer is obligated to issue to Arbor Malone additional warrants, exclusive of the Loan Warrants, in the event that Arbor Malone exercises the conversion right under the Convertible Notes (the "Conversion Right") with coverage equal to 65% of the value of the Loan so converted, exercisable for a period of four years from the date of issuance at an exercise price of $0.12 per share (subject to adjustment on the same terms as the Loan Warrants). The warrants issuable upon exercise of the Conversion Right are referred to herein as the "Conversion Warrants" and the Conversion Warrants collectively with the Loan Warrants and the shares of Common Stock issuable upon conversion of the Convertible Notes and upon exercise of all such warrants are referred to herein as the "Issuer Securities".

Item 4.    Purpose of Transaction

         Arbor Malone was formed for the purpose of making an investment in Issuer. Arbor Malone will continue to evaluate its position with respect to its ownership of the Convertible Notes and Issuer Securities and may elect to exercise its rights under such securities at any time and for any reason. Following exercise of any or all of the Convertible Notes or the Loan Warrants, in whole or in part, Arbor Malone will continue to evaluate its ownership and voting position in the Issuer and may consider the following future courses of action, among others: (i) continuing to hold the Issuer Securities for investment; (ii) disposing of all or a portion of the Issuer Securities in the open market, if such open market exists, or in privately-negotiated transactions; (iii) acquiring additional Common Shares or other Issuer Securities in the open market, if such market exists, or in privately-negotiated transactions; or (iv) entering into short sales or other hedging transactions with respect to the Issuer Securities, if a market for such Issuer Securities exists. Arbor Malone has not as yet determined which, if any, of the courses of action specified in this paragraph it may ultimately take. Arbor Malone's future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Issuer Securities and the Issuer's prospects.

         Except as set forth in this Schedule 13D, neither Arbor Malone nor Domingue has any present intent or proposals that relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

         Arbor Malone and Domingue reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above. In addition, pursuant to the Loan Agreement, Issuer appointed Domingue to its board of directors. Removal of Domingue or his designee from Issuer's board of directors constitutes an event of default under the Loan Agreement.

Item 5. Interest in Securities of the Issuer

         (a) See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Shares beneficially owned by the Reporting People. The percentage ownership is calculated based on 131,156,548 shares issued and outstanding as of February 1, 2007.

         (b) See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Shares beneficially owned by the Reporting People as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

         (c) On August 14, 2006, Arbor Malone and Issuer entered into the Loan Agreement whereby Arbor Malone agreed to loan the Issuer an aggregate of $2,000,000 with the proceeds to be made available in two stages. As consideration for the first $1,000,000 under the Loan Agrement, the Issuer executed the August Convertible Note in favor of Arbor Malone and granted Arbor Malone the August Warrant. On September 7, 2006, Arbor Malone and the Issuer executed Amendment No. 1 to Loan Agreement whereby Arbor Malone agreed to loan the Issuer an additional $300,000 above that pledged in the Loan Agreement for an aggregate of $2,300,000. As consideration for the remaining $1,300,000 loaned to it by Arbor Malone under the Loan Agreement, as amended, the Issuer executed the September Convertible Note in favor of Arbor Malone and granted Arbor Malone the September Warrant. Pursuant to the Loan Agreement, the Issuer is obligated to issue the Loan Warrants to Arbor Malone in the event that Arbor Malone exercises the Conversion Right.

         (d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting People, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Arbor Malone is a limited liability company organized under the laws of the State of Delaware and, as such, is governed by a Limited Liability Company Agreement executed by its various members (the "LLC Agreement"). Under the terms of the LLC Agreement, Arbor Malone's manager, Ronald M. Domingue, has discretion and authority to manage Arbor Malone's business, including the authority to exercise the Conversion Right under the Convertible Notes or to exercise of the Loan Warrants, and to vote any of the Issuer's Common Shares issued to Arbor Malone. In addition, Arbor Malone has the right to distribute the Convertible Note and/or the other Issuer Securities to the members of Arbor Malone pro rata in accordance with each such member's interest in Arbor Malone.

         Arbor Malone's exercise of the Conversion Right under the Convertible Notes and the exercise of the Loan Warrants are governed by the terms of the Loan Agreement, as amended, the Convertible Notes and the Loan Warrants, respectively. The Conversion Warrants, if issued, will be on terms substantially identical to the Loan Warrants.

Item 7.    Material to Be Filed as Exhibits

        None




                                   SIGNATURES

After reasonable inquiry, each of the undersigned certifies, to the best of the undersigned's belief, that the information set forth in this statement is true, complete and correct.

                                            Date: February 14, 2006

                                            ARBOR MALONE, L.L.C.

/s/ Ronald M. Domingue                       By: /s/ Ronald M. Domingue
Ronald M. Domingue                               ------------------------------
                                                 Name:  Ronald M. Domingue
                                                 Title: Manager